United States securities and exchange commission logo





                               June 2, 2021

       Dan Ishaki
       Chief Executive Officer and Chairman of the Board
       Greenery Map, Inc.
       11554 Lampeter Ct
       Las Vegas, NV 89138

                                                        Re: Greenery Map, Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed May 17, 2021
                                                            File No. 024-11527

       Dear Mr. Ishaki:

             We have reviewed your offering statement, as amended, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Offering Statement on Form 1-A filed May 17, 2021

       General

   1. We note your disclosure on the cover page of the offering circular that the company will offer shares at $3.85
per share and the selling shareholders will offer shares at $2.00 per share and that,
[a]ny sales under this Offering must be made on a pro rata basis among the company and the
selling stockholders (approximately 77% to the Company, 23% to selling shareholders).
  Disclosure on page 34, however, states that proceeds from the offering will be
allocated approximately 90% to the company, 10% to the selling stockholders, and that
the selling stockholders will offer their shares at a fixed price of
                                                        $3.85 per share. Please
reconcile these disclosures. Further, ensure that the    portion of
                                                        the aggregate offering
price attributable to securities being offered on behalf of the issuer
                                                        and the    portion of
the aggregate offering price attributable to securities being offered on behalf of selling
securityholders    presented in Part I of your Form 1-A, as well as
                                                        throughout the offering
circular, are accurate and consistent.
 Dan Ishaki
Greenery Map, Inc.
June 2, 2021
Page 2
2. In addition, explain in your Plan of Distribution section and elsewhere as appropriate how you will coordinate the offerings by the company and the selling shareholders to ensure that they are conducted on a pro rata basis. In this regard, we note that the selling shareholders are not parties to the subscription agreement filed as
Exhibit 4.1. Please also
         consider providing an example showing the the number of shares an investor will receive from the company and from the selling shareholders for a certain investment amount, and the breakdown of the proceeds that the company and the selling shareholders will receive respectively.
3. Please also explain how the primary and resale offerings will be conducted at their respective fixed prices in the event that the selling shareholders have sold all the shares being offered by them but the company continues to sell shares under the registration statement. In this regard, we note that, if the selling shareholders are offering shares at a lower fixed price than the company, it appears that investors buying the same number of shares would pay more for shares purchased solely from the company as compared to shares purchased pro rata from the company and selling shareholders. Please tell us how such a scenario would be consistent with the requirement in Rule 251(d)(3)(ii) of
         Regulation A that the securities must be offered at a fixed price for the duration of the offering.
4. Please clarify the number of shares of common stock being offered by the company and the selling shareholders, respectively, throughout the filing. In this regard, we note that the offering statement indicates in various places that the company is offering up to
         2,337,663, 2,597,403 and 2,328,551 shares, and that the selling shareholders are offering
         up to 1,259,740, 259,740 and 268,852 shares.
Principal Stockholders, page 31

5. Please identify the natural person or persons with voting or investment control over the shares held by BH Locksmith, Inc.
6. The number of shares of common stock beneficially owned after the offering as presented in the Principal Stockholders table does not appear to reflect the shares that may be sold by Messrs. Isaki and Ishaki, as reflected in the Selling Stockholder table on page 34.
         Please revise accordingly.
Signatures, page 50

7.     In addition to the Mr. Ishaki   s signature on behalf of the company, as
currently provided,
       please also include his signature in his individual capacities as Chief Executive Officer and Chairman of the Board of directors. Please also include signatures for the Chief
FirstName LastNameDan Ishaki
       Financial Officer and Principal Accounting Officer, and a majority of directors in their
Comapany   NameGreenery
       individual capacitiesMap, Inc. and/or directors. See Instructions to Signatures to Form as officers
June 2,1-A.
        2021 Page 2
FirstName LastName
 Dan Ishaki
FirstName  LastNameDan  Ishaki
Greenery Map,  Inc.
Comapany
June 2, 2021NameGreenery Map, Inc.
June 2,
Page 3 2021 Page 3
FirstName LastName
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

      You may contact Katherine Wray, Staff Attorney, at 202-551-3483 or Jan Woo, Legal
Branch Chief, at 202-551-3453 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      Chris B